SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Advanced Neuromodulation Systems, Inc.
(Name of Subject Company)

Advanced Neuromodulation Systems, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.05 PER SHARE
(INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

00757T101
(CUSIP Number of Class of Securities)

Christopher G. Chavez
President and Chief Executive Officer
Advanced Neuromodulation Systems, Inc.
6901 Preston Road
Plano, Texas 75024
(972) 309-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Kenneth G. Hawari General Counsel and Executive Vice President Advanced Neuromodulation Systems, Inc. 6901 Preston Road Plano, Texas 75024-2508 (972) 309-8000	Joseph Cialone, II Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995 (713) 229-1234
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 (this "Amendment") further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (the "Statement"), originally filed with the Securities and Exchange Commission on October 19, 2005, by Advanced Neuromodulation Systems, Inc., a Texas corporation (the "Company"), relating to the third-party tender offer by Apollo Merger Corp., a Texas corporation (the "Purchaser") and a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock of the Company, par value $.05 per share (together with the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Company and Computershare Investor Services LLC and the Second Amendment to Rights Agreement dated October 14, 2005 between the Company and Computershare Investor Services LLC (as so amended, the "Rights Plan")) (the "Shares"), at a purchase price of $61.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(2) and (a)(3) this Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 4. The Solicitation or Recommendation.

        The disclosure under Item 4 in the Statement is hereby amended and supplemented as follows:

(1)
The final sentence of the second paragraph on page 8 of the Statement is hereby deleted in its entirety and replaced with the following:

As described in greater detail below, during the period May 2005 through October 2005, the Company, directly or through its investment bankers, Piper Jaffray & Co. ("Piper Jaffray"), contacted or held discussions with two substantial companies in the health care industry, in addition to St. Jude Medical. Except as described below, none of those contacts or discussions proceeded beyond the exploratory stage and no understanding with respect to the terms of any transaction was reached. The Company's management and Board carefully considered contacting other potential acquirors. Piper Jaffray provided advice, based on its extensive knowledge of companies having an interest in the Company's markets and product offerings, as to the pool of prospective acquirors that satisfied the following criteria: a potential interest in an acquisition of the Company, the financial wherewithal to consummate an acquisition of the Company, and an ability to consummate an acquisition of the Company from a regulatory point of view. The Company's management and the Board also considered their own knowledge of such prospective acquirors as well as contacts that had been made from time to time between the Company and other medical device companies concerning potential commercial or strategic relationships. Based on such advice and knowledge, the Company's management and the Board concluded that only the three acquiror candidates that were contacted clearly met the criteria described above, and that contacts with other prospective acquirors were unlikely to be fruitful. For the same reasons, the Board determined that it was not necessary to conduct a broader and more formal auction process because the Company could directly engage the three viable acquiror candidates in acquisition discussions. Moreover, the Board determined that conducting a broader and more formal auction process could be potentially disruptive to the Company's ability to achieve the most advantageous transaction with one of the viable acquiror candidates, as well as to its relationships with its employees and customers.

(2)
The first sentence of the third paragraph on page 8 of the Statement is hereby amended by deleting the words "& Co. ("Piper Jaffray"), the Company's financial advisor,".

(3)
The disclosure under the heading "Reasons for the Recommendation of the Board of Directors" on pages 14 and 15 of the Statement is hereby amended and supplemented as follows:

(a)
The first bullet point on page 14 of the Statement with the heading "Company Operations and Financial Condition" is hereby revised by adding the following two sentences to the end of such bullet point:

The Board also considered the benefits to the Company's shareholders of receiving a more certain and accelerated return on investment, in the form of the cash Offer Price at a significant premium over recent trading prices for the Shares, in comparison with the less certain possibility of achieving similar or greater value over time if the Company remained independent and continued to execute its business plan. The Board concluded that the timing, relative certainty and valuation advantages presented by the transaction with St. Jude Medical supported the transaction.

(b)
The second bullet point on page 14 of the Statement with the heading "Piper Jaffrey Fairness Opinion" is hereby deleted in its entirety and replaced with the following:

Piper Jaffray Fairness Opinion.    The Board received and considered a presentation by Piper Jaffray and a written opinion of Piper Jaffray to the effect that, as of the date of the opinion and based upon and subject to the various considerations set forth in the opinion, the Offer Price to be received by the holders of Shares in the Offer and the Per Share Price to be received by holders of Shares in the Merger is fair from a financial point of view to such holders. The Piper Jaffray fairness opinion and the material financial analyses that were performed by Piper Jaffray in connection with its preparation of that opinion, as presented to the Board for its consideration, are summarized below under "Opinion of Company's Financial Advisor." The Board considered and relied upon the experience and reputation of Piper Jaffray as financial advisors in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements, the firm's knowledge of the medical device industry, and the firm's experience rendering fairness opinions in merger and acquisition transactions.

(c)
The third bullet point on page 14 of the Statement the the heading "Offer Price" is hereby deleted in its entirety and replaced with the following:

Trading Price of the Shares and Offer Price.    The Board considered the recent and historical stock price performance of the Shares and considered that the Offer Price represented a premium of approximately 30% over the closing price of the Shares on The Nasdaq National Market on October 14, 2005, a premium of approximately 25% over the average of the closing prices of the Shares on The Nasdaq National Market for the last 30 days of trading prior to October 14, 2005, a premium of approximately 14% over the highest closing price of the Shares on The Nasdaq National Market in the 52 weeks prior to October 14, 2005, and a premium of approximately 130% over the lowest closing price of the Shares on The Nasdaq National Market in the 52 weeks prior to October 14, 2005. The Board considered the benefits to the Company's shareholders of receiving the value enhancement represented by these premiums to the recent and historical market prices of the Company's common stock and concluded that such benefits supported the transaction with St. Jude Medical.

(d)
The final bullet point on page 14 of the Statement with the heading "Strategic Alternatives" is hereby amended by adding the following to the end of the final sentence thereof on page 15 of the Statement:

from the perspective of research and development, manufacturing operations, sales and marketing, regulatory and clinical support and other factors

  (e)
  The first full bullet point on page 15 of the Statement with the heading "Trading Price of the Company Common Stock" is hereby deleted in its entirety.

  (f)
  The second full bullet point on page 15 of the Statement with the heading "Minimum Tender Condition" is hereby deleted in its entirety and replaced with the following:

  Minimum Tender Condition.    The Board considered the fact that the Offer is conditioned on there being tendered and not validly withdrawn a majority of the outstanding shares of Company Common Stock on a "fully-diluted basis" (as defined in the Merger Agreement) and the fact that, since St. Jude Medical is not permitted to waive this condition without the consent of the Board, St. Jude Medical will not be allowed to obtain effective control of the Company unless this condition is satisfied, thus ensuring that all Company shareholders will ultimately have the right to receive the full Offer Price or Price Per Share if any transaction with St. Jude Medical is consummated.

  (g)
  The third full bullet point on page 15 of the Statement with the heading "Other Conditions to Consummation" is hereby amended to delete the words "and the favorable prospects for receiving such consents and approvals" and to insert the following sentence at the end of such bullet point:

  In connection with its consideration of these matters, the Board determined that the prospects for timely consummation of the Offer and the Merger were favorable and supported the transaction with St. Jude Medical.

  (h)
  The fourth full bullet point on page 15 of the Statement with the heading "Fiduciary Out" is hereby revised by adding the following sentence to the end of such bullet point:

  In summary, the Board considered the fact that the Merger Agreement had been structured in such a way as to preserve the Board's ability to pursue an alternative transaction at a higher value, if such were proposed to the Company on an unsolicited basis by a third party, and determined that this supported the decision to enter into the Merger Agreement with St. Jude Medical.

(4)
The following disclosure is hereby inserted beneath the final paragraph on page 15 of the Statement:

Opinion of the Company's Financial Advisor

        The Company retained Piper Jaffray to act as its financial advisor, and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the holders of the Common Stock of the Offer Price proposed to be paid in the Offer and the Per Share Price proposed to be paid in the Merger.

        The full text of the Piper Jaffray written opinion dated October 14, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex A and is incorporated in its entirety herein by reference. Company shareholders are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Common Stock of the Offer Price proposed to be paid in the Offer and the Per Share Price proposed to be paid in the Merger. The Piper Jaffray opinion was directed to the Company's Board and was not intended to be, and does not constitute, a recommendation to any Company shareholder as to how any shareholder should vote or act on any matter relating to the proposed Offer or Merger.

        In arriving at its opinion, Piper Jaffray, among other things, reviewed:

  •
  the financial terms of the draft of the Merger Agreement dated October 14, 2005;

  •
  certain publicly available financial, business and operating information related to the Company;

  •
  certain internal financial projections for the Company that were prepared for financial planning purposes and furnished to Piper Jaffray by the management of the Company;

  •
  certain publicly available market and securities data of the Company;

  •
  certain financial, market performance and other data of certain other public companies that Piper Jaffray deemed relevant;

  •
  the financial terms, to the extent publicly available, of certain merger transactions that Piper Jaffray deemed relevant; and

  •
  other information, financial studies, analyses and investigations and other factors that Piper Jaffray deemed relevant for purposes of its opinion.

        In addition, Piper Jaffray performed a discounted cash flows analysis for the Company on a stand-alone basis. Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary and appropriate in arriving at its opinion. Piper Jaffray also conducted discussions with members of the senior management of the Company and members of the Board of Directors of the Company concerning the financial condition, historical and current operating results, business and prospects for the Company.

        The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with the Board at a meeting held on October 13, 2005 and was formally delivered to the Board at a meeting held on October 14, 2005. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentations to the Board on October 13 and 14, 2005.

        This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary, and considered as a whole, in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2005, and is not necessarily indicative of current market conditions.

Consideration

        Giving effect to the $61.25 per share cash consideration, the outstanding Common Stock, restricted shares and outstanding options to purchase Common Stock, Piper Jaffray calculated the aggregate equity value of the Company in the Offer and the Merger to be approximately $1,347.8 million and the aggregate enterprise value (equity value plus debt less cash) of the Company to be approximately $1,189.4 million, including the value of employee options and restricted shares which will be converted into options to purchase or restricted shares of St. Jude Medical's common stock.

Market Analysis

        Piper Jaffray reviewed general background information concerning the Company, including analysts' research estimates of the financial performance of the Company, and the daily stock price and volume of the Company's common stock over the past three years. Piper Jaffray also reviewed the trading history of the Company's common stock at the dates or for the periods indicated below:

Closing price on October 13, 2005	$45.60
90-day trading average	45.69
60-day trading average	49.04
30-trading day average	49.11
52 week high close	53.88
52 week low close	26.52
Price on October 6, 2005	48.04
Price on September 15, 2005	51.23

Comparable Public Company Analysis

        Piper Jaffray reviewed selected financial data and ratios for the Company's management's internal forecasts for 2005 and 2006 and compared them to corresponding consensus Wall Street forecasts, where applicable, for publicly traded companies that are engaged primarily in the medical technology industry and which Piper Jaffray believed were similar to the Company's business. Piper Jaffray selected these companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

  •
  companies with medical technology Standard Industrial Classification codes;

  •
  companies not in the business of selling primarily capital equipment;

  •
  companies with revenue for the last twelve months between $50 million and $300 million;

  •
  companies with gross margins for the last twelve months greater than 60%; and

  •
  companies with expected 2006 versus 2005 revenue growth between 15% and 25%.

        Based on these criteria, Piper Jaffray identified and analyzed six comparable companies: American Medical Systems Holdings, Inc., ArthroCare Corporation, Cyberonics, Inc. (which was included in the analysis although its estimated revenue growth for 2006 versus 2005 exceeded 25%), Integra Life Sciences Holdings Corporation, Kensey Nash Corporation and Ventana Medical Systems, Inc.

        Piper Jaffray compared valuation multiples for the Company derived from the aggregate enterprise values based on the market price and the Offer Price and Per Share Price and projected revenue and earnings data for the Company, on the one hand, to valuation multiples for the selected comparable companies derived from their market valuation and projected revenue and earnings data, on the other hand.

        This analysis produced valuation multiples as follows:

Company
Comparable Companies Multiples
Offer Price(2)
	Current(1)		Low	Mean	Median	High
Enterprise value as a multiple of estimated year 2005 revenues:(3)	5.5x	7.9x	4.2x	5.2x	4.9x	6.9x
Enterprise value as a multiple of estimated year 2006 revenues(3)	4.5x	6.5x	3.4x	4.1x	3.8x	5.7x
Price-to-earnings ratio 2005(3)	44.9x	60.4x	23.3x	34.3x	28.7x	47.7x
Price-to-earnings ratio 2006(3)	35.9x	48.2x	19.8x	25.6x	22.6x	34.6x

(1)
Based on closing market price of $45.60 of the Company's common stock on October 13, 2005.

(2)
Based on the Offer Price and Per Share Price of $61.25 per share.

(3)
Revenues and earnings for the Company for the calendar years 2005 and 2006 are based on the Company's management estimates. Revenues and earnings for the comparable companies for calendar years 2005 and 2006 are based on consensus Wall Street forecasts.

        Piper Jaffray, among other things, compared the enterprise value of each of the comparable companies to their respective estimated revenues for the calendar years 2005 and 2006 in order to determine the ratio between enterprise value and revenue for each comparable company. Piper Jaffray also calculated the price-to-earnings ratio for each comparable company for the same periods. The implication of this analysis is that the higher the ratio of enterprise value to revenue or the higher the price-to-earnings ratio, as applicable, for a given company, the greater the implied value of the company. This analysis showed that, based on the estimates and assumptions used in the analysis, (i) when comparing the enterprise value to estimated revenue for the calendar years 2005 and 2006, the proposed Offer Price and Per Share Price implied a value for the Company that exceeded, in each case, the range of values of the comparable companies and (ii) when comparing the projected price-to-earnings ratio for calendar years 2005 and 2006, the proposed Offer Price and Per Share Price implied a value for the Company that exceeded the range of values of the comparable companies.

Comparable Transaction Analysis

        Piper Jaffray reviewed transactions involving target companies that it deemed comparable to the Company. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and press reports, databases and other sources and by applying the following criteria:

  •
  transactions involving target companies with medical technology Standard Industrial Classification codes;

  •
  transactions that were announced or completed since January 1, 1998, in which the target company had revenues between $50 million and $1.0 billion and gross margins exceeding 60% for the twelve months prior to announcement;

  •
  transactions in which the acquiring company purchased a controlling interest in the target; and

  •
  transactions in which the target company was not engaged in a business primarily centered on selling capital equipment, selling medical diagnostics, manufacturing for other medical product companies, or on consumable medical products or products sold through durable medical equipment sales channel.

        Based on these criteria, the following transactions were deemed similar to the proposed transaction: Gyrus Group PLC's acquisition of American Cystoscope Makers, Inc.; Conmed Corporation's acquisition of C.R. Bard, Inc.'s endoscopic technologies business; Medicis Pharmaceutical Corporation's proposed acquisition of Inamed Corporation; Boston Scientific Corporation's acquisition of Advanced Bionics Corporation; Advanced Medical Optics, Inc.'s acquisition of Pfizer Inc.'s surgical ophthalmology business; Biomet Inc.'s acquisition of Interpore International, Inc.; Abbott Laboratories' acquisition of TheraSense, Inc.; Synthes-Stratec Inc.'s acquisition of Mathys Medizinaltechnik AG; Roche Holding AG's acquisition of Disetronic Holding AG; Snia S.p.A.'s acquisition of Carbomedics, Inc.; Stryker Corporation's acquisition of Surgical Dynamics Inc.; Medtronic, Inc.'s acquisition of Minimed Inc.; Johnson and Johnson's acquisition of Inverness Medical Technology's diabetes care products business; GN Great Nordic's acquisition of Beltone Electronics Corporation; Genzyme Biosurgery's acquisition of Biomatrix, Inc.; Biomet Inc.'s acquisition of Implant Innovations Inc. (a pooling transaction); Medtronic, Inc.'s acquisition of Xomed Surgical Products, Inc. (a pooling transaction); Abbott Laboratories' acquisition of Perclose, Inc. (a pooling transaction); Medtronic, Inc.'s acquisition of Arterial Vascular Engineering, Inc. (a pooling transaction); Medtronic, Inc.'s acquisition of Sofamor Danek Group, Inc. (a pooling transaction); Guidant Corporation's acquisition of Intermedics, Inc.; Stryker Corporation's acquisition of Howmedica Leibinger GmbH & Co. KG; Johnson and Johnson's acquisition of DePuy, Inc.; and Boston Scientific Corporation's acquisition of Schneider Worldwide.

        Piper Jaffray calculated the enterprise value to net sales for the last twelve months preceding each transaction and to projected net sales for the twelve consecutive months following each transaction, or the forward period, and the equity value to net income for the last twelve months preceding each transaction and to projected net income for the forward period for each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Offer and Merger. The analysis indicated the following multiples:

Company
Comparable Transaction Multiples
Offer Price(2)
	Current(1)		Low	Mean	Median	High
Enterprise value to projected net sales for forward period(3)	4.7x	6.8x	1.2x	5.0x	4.5x	8.6x
Equity value to projected net income forward period(3)	36.7x	49.2x	22.1x	38.7x	38.1x	51.8x
Enterprise value to net sales for last twelve months(4)	5.8x	8.3x	1.3x	5.7x	4.9x	12.6x
Equity value to net income for last twelve months(4)	47.2x	63.4x	22.7x	38.2x	37.7x	52.7x

(1)
Based on closing market price of $45.60 of the Company's common stock on October 13, 2005.

(2)
Based on the Offer Price and Per Share Price of $61.25 per share.

(3)
Projected revenue and net income for the forward period for the Company is based on the Company's management's estimates for the twelve months ending September 30, 2006. Projected revenue and net income for the forward period for the comparable transactions is based on published research analysts' estimates.

(4)
Revenue and net income for the Company for the last twelve months is for the twelve months ending September 30, 2005 and is based on Company's management's preliminary results for that period. Revenue and net income for the last twelve months preceding a comparable transaction is based on reported SEC sources and published analyst estimates.

        The analysis showed that, based on the estimates and assumptions used in the analysis, (i) the enterprise value implied by the proposed Offer Price and Per Share Price as a multiple of projected net sales for the forward period and as a multiple of net sales for the previous twelve months was within the range of similar multiples for the comparable transactions and (ii) the equity value implied by the proposed Offer Price and Per Share Price as a multiple of projected net income for the forward period and as a multiple of net income for the previous twelve months was within the range of similar multiples for the comparable transactions.

Premiums Paid Analysis

        Piper Jaffray reviewed publicly available information for selected completed or pending transactions to determine the premiums payable in the transactions over recent trading prices and over the 52-week high trading price for the target companies. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

  •
  transactions involving a change in control;

  •
  transactions involving target companies with medical technology Standard Industrial Classification codes; and

  •
  transactions announced since January 1, 2001 with deal size greater than $100 million.

        This group included Medicis Pharmaceutical Corporation's proposed acquisition of Inamed Corporation; Siemens Medical Solutions' acquisition of CTI Molecular Imaging, Inc.; Johnson and Johnson's acquisition of Closure Medical Corporation; Johnson and Johnson's proposed acquisition of Guidant Corporation; Carl Zeiss AG and EGT III's acquisition of Sola International Inc.; Advanced Medical Optics, Inc.'s acquisition of VISX, Incorporated; St. Jude Medical, Inc.'s acquisition of Endocardial Solutions, Inc.; Cooper Companies, Inc.'s acquisition of Ocular Sciences, Inc.; Cardinal Health, Inc.'s acquisition of ALARIS Medical Systems, Inc.; UTI Corp.'s acquisition of MedSource Technologies Inc.; Biomet Inc.'s acquisition of Interpore International, Inc.; Abbott Laboratories' acquisition of TheraSense, Inc.; Intermagnetics General Corporation's acquisition of Invivo Corporation; Abbott Laboratories' acquisition of i-STAT Corporation; Zimmer Holdings, Inc.'s acquisition of Centerpulse AG; Roche Holding AG's acquisition of Disetronic Holding AG; General Electric Company's acquisition of Instrumentarium Corporation; St. Jude Medical, Inc.'s acquisition of Getz Bros. Co., Ltd.; Baxter International Inc.'s acquisition of Fusion Medical Technologies, Inc.; Smith & Nephew's acquisition of ORATEC Interventions, Inc.; Medtronic, Inc.'s acquisition of VidaMed Inc. and GE Medical Systems' acquisition of Imatron, Inc. The table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company's stockholders based on the enterprise value payable in the transaction.

		Comparable Premium (Discount)
	Offer Price
		Minimum	Mean	Median	Maximum
One week before announcement(1)	27.5%	3.1%	29.3%	25.0%	65.0%
Four weeks before announcement(2)	19.6%	1.1%	30.1%	26.6%	68.0%
52-week high(3)	13.7%	(29.6%)	3.6%	3.0%	39.7%

(1)
Company premium based on closing stock price of $48.04 on October 6, 2005.

(2)
Company premium based on closing stock price of $51.23 on September 15, 2005.

(3)
Company premium based on closing stock price of $53.88 on August 2, 2005.

        Piper Jaffray observed that the premium implied by the Offer Price and the Per Share Price was within the range of premiums paid in the selected transactions based on the market price one week before announcement and four weeks before announcement and based on the 52-week high for the market price.

Discounted Cash Flows Analysis

        Piper Jaffray performed a discounted cash flows analysis for the Company in which it calculated the present value of the projected future cash flows of the Company using internal financial planning data prepared by the Company's management. Piper Jaffray estimated a range of theoretical values for the Company based on the net present value of the Company's projected annual cash flows and a terminal value for the Company at December 31, 2014. Piper Jaffray applied a range of discount rates of 15% to 20%, based on an analysis of the weighted average cost of capital for companies in the comparable companies group described above and Piper Jaffray's judgment concerning the rates of return investors would expect in similar investments and a range of terminal value multiples of 12x to 16x of forecasted fiscal 2014 earnings before interest, taxes, depreciation and amortization. This analysis resulted in implied per share values of the Company Common Stock ranging from a low of $44.04 to a high of $72.18. Piper Jaffray observed that the merger consideration was within the range of values derived from this analysis.

        Although the summary set forth above does not purport to be a complete description of the analyses performed by Piper Jaffray, the material analyses performed by Piper Jaffray in rendering its opinion have been summarized above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Instead Piper Jaffray made its determination as to the fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed Offer or Merger.

        The analyses of Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Offer or Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which the Company was compared and other factors that could affect the public trading or comparable transaction value of the companies. These analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from those forecasted.

        As described above, Piper's opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified by reference to the written opinion of Piper Jaffray set forth in Annex A.

        Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information provided to it by the Company or otherwise made available to it, and did not assume the responsibility to independently verify this information. The Company has advised Piper Jaffray that they do not publicly disclose internal financial information of the type provided to Piper Jaffray and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. Piper Jaffray also assumed, in reliance upon the assurances of the management of the Company, that the information provided to Piper Jaffray by the Company was prepared on a reasonable basis, in accordance with industry practice, and, with respect to financial forecasts, projections and other estimates and other business outlook information, reflected the best currently available estimates and judgments of the management of the Company, is based on reasonable assumptions and that there is not, and the management of the Company was not aware of, any information or facts that would make the information provided to Piper Jaffray incomplete or misleading. Piper Jaffray expresses no opinion as to such financial forecasts, projections and other estimates and other business outlook information or the assumptions on which they are based. Without limiting the generality of the foregoing, Piper Jaffray assumed that we and St. Jude Medical were not a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off other than the proposed Merger.

        Piper Jaffray assumed that the final form of the Merger Agreement would be in all material respects identical to the last draft reviewed by Piper Jaffray, without modification of material terms or conditions by the Company, St. Jude Medical or any other party thereto. Piper Jaffray also assumed that the Offer or Merger would be consummated pursuant to the terms of the Merger Agreement reviewed by Piper Jaffray without amendments thereto and with full satisfaction of all covenants and conditions without any waiver by any party of any material obligation thereunder. In arriving at its opinion, Piper Jaffray assumed that all necessary regulatory approvals and consents required for the Offer or Merger would be obtained in a manner that would not adversely affect the Company or alter the terms of the Offer or Merger. Piper Jaffray expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the Offer or Merger would be obtained or satisfied.

        Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished with any appraisals or valuations. The analyses performed by Piper Jaffray were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of the Company. Without limiting the generality of the foregoing, Piper Jaffray did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of our respective affiliates is a party or may be subject, and at the direction of the Company, and with its consent, Piper Jaffray's opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

        Piper Jaffray's opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation as of the date of the opinion; events occurring after the date of the opinion could materially affect the assumptions used by Piper Jaffray in preparing its opinion. Piper Jaffray expressed no opinion as to the price at which shares of the Common Stock have traded or may trade following the announcement of the Offer or Merger or at any time after the date of the opinion. Piper Jaffray has not agreed or undertaken to reaffirm or revise its opinion or otherwise comment on any events occurring after the date it was given and does not have any obligation to update, revise or reaffirm its opinion.

        In connection with its engagement, Piper Jaffray was requested to and did solicit indications of interest from, and hold discussions with, selected third parties regarding the possible acquisition of all or part of the Company. While Piper Jaffray rendered its opinion and provided certain analyses to the Board, Piper Jaffray was not requested to, and did not make, any recommendation to the Board as to the specific form or amount of the consideration to be received by the Company shareholders in the proposed Offer or Merger, which was determined through negotiations between the Company and St. Jude Medical. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Offer or Merger or the structure of thereof, or the relative merits of the Offer or Merger compared to any alternative business strategy or transaction in which the Company might engage.

        Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The Board selected Piper Jaffray to render its fairness opinion in connection with the proposed Offer or Merger on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions. Piper Jaffray in the ordinary course of its business may actively trade securities of the Company for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions in these securities.

        Piper Jaffray acted as financial advisor to the Company in connection with the Offer or Merger. Under the terms of our engagement letter with Piper Jaffray, we have agreed to pay Piper Jaffray a $500,000 fee for providing the opinion that is not contingent upon consummation of the proposed Offer or Merger. We have also agreed to pay Piper Jaffray an additional fee in the event of the consummation of the proposed Offer or Merger, calculated as set forth in Item 5 below. Whether or not the proposed Offer or Merger is consummated, we have also agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Piper Jaffray in rendering its opinion to the Board. These fees and expenses are customary amounts for transactions of this type.

(5)
The first sentence on page A-3 of Annex A of the Statement is hereby deleted in its entirety and replaced with the following:

This opinion is for the benefit and use of the Board of Directors of the Company in connection with its consideration of the Transaction.

Item 9.    Exhibits.

        The following Exhibits are attached hereto:

Exhibit Number	Description
(a)(1)	Letter to the shareholders of the Company, dated October 18, 2005.*
(a)(2)	Offer to Purchase, dated October 18, 2005.*
(a)(3)	Form of Letter of Transmittal.*
(a)(4)	Opinion of Piper Jaffray & Co., dated as of October 14, 2005 (included as Annex A to this Statement).
(a)(5)(i)
Joint Press Release issued by the Company and St. Jude Medical on October 16, 2005 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 17, 2005).
(a)(5)(ii)
Letter to employees of the subject company dated October 17, 2005 with attached fact sheet (incorporated by reference to Exhibit 99.1 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(iii)
Employee Questions and Annswers, dated October 17, 2005 (incorporated by reference to Exhibit 99.2 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(iv)	Subject company fact sheet (incorporated by reference to Exhibit 99.3 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(v)
Customer Letter, dated October 17, 2005 (incorporated by reference to Exhibit 99.4 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(vi)
Form of Clinical Studies Letter, dated October 17, 2005 (incorporated by reference to Exhibit 99.5 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(vii)
Form of Supplier Letter, dated October 17, 2005 (incorporated by reference to Exhibit 99.6 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(viii)	Form of letter to employees of the Company dated October 19, 2005.*
(a)(5)(ix)	International Customer Letter dated October 27, 2005.*
(a)(5)(x)	Press Release issued by the Company on October 27, 2005 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 27, 2005).
(a)(5)(xi)	Employee Questions and Answers, Part II, dated October 27, 2005.*
(a)(5)(xii)	Press Release issued by St. Jude Medical on November 4, 2005.
(a)(6)(i)	Part 13 of the Texas Business Corporation Act.*
(a)(6)(ii)	Articles 5.11, 5.12, 5.13 and 5.16(E) of the Texas Business Corporation Act.*
(e)(1)
Agreement and Plan of Merger, dated as of October 15, 2005, among St. Jude Medical, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on October 17, 2005).

(e)(2)	Information Statement of the Company, dated October 18, 2005 (included as Annex B hereto).*
(e)(3)	Confidentiality Agreement dated July 28, 2005 between the Company and St. Jude Medical.*
(e)(4)	Special Termination Agreement between the Company and Christopher G. Chavez, President and Chief Executive Officer, dated as of April 1, 2002.*
(e)(5)	Special Termination Agreement between the Company and Mr. Kenneth G. Hawari, General Counsel, Executive Vice President—Corporate Development and Secretary, dated as of April 1, 2002.*
(e)(6)	Special Termination Agreement between the Company and Mr. Scott F. Drees, Executive Vice President—Operations, dated as of May 25, 2001.*
(e)(7)	Special Termination Agreement between the Company and Mr. F. Robert Merrill, III, Chief Financial Officer, dated as of May 25, 2001.*
(e)(8)	Special Termination Agreement between the Company and Mr. James P. Calhoun, Vice President—Human Resources, dated as of May 25, 2001.*
(e)(9)	Special Termination Agreement between the Company and Mr. John H. Erickson, Vice President—Research & Development, dated as of May 25, 2001.*
(e)(10)	Special Termination Agreement between the Company and Mr. Stuart B. Johnson, Vice President—Manufacturing, dated as of May 25, 2001.*
(e)(11)	Second Amendment to Rights Agreement, dated as of October 14, 2005.*
(g)	Not applicable.

*
Previously filed.